Corporate Headquarters

7401 West Wilson Avenue

Chicago, IL 60706-4548

708.867.6777 • Fax: 708.867.3288

February 9, 2011

VIA EDGAR

Mr. Jeffrey Jaramillo

Branch Chief - Division of Corporate Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549-6010

Re:                  Methode Electronics, Inc. (“Methode”)
Form 10-K for the year ended May 1, 2010
Form 10-Q for the quarter ended October 30, 2010
File No. 001-33731

Dear Mr. Jaramillo:

Please allow this letter to serve as Methode’s request for additional time to respond to the Staff’s comments contained in a letter dated January 31, 2011, relating to the above-referenced filings.

Methode is currently working with its independent registered public accounting firm and legal counsel to respond to the Staff’s comments.  This process has been impacted by the closing of our corporate headquarters last week in connection with the severe winter weather as well as the need for management to focus on closing the third fiscal quarter.  Methode intends to provide a complete written response on or before February 28, 2011.

Please do not hesitate to contact me if you have any questions regarding this matter.

Very truly yours,

/s/DOUGLAS A. KOMAN

Douglas A. Koman
Chief Financial Officer
Methode Electronics, Inc.